UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(AMENDMENT NO. 9)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company (Issuer))

FARGO ACQUISITION INC.

a wholly owned subsidiary of

STATOIL ASA

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number of Class of Securities)

Torgrim Reitan

Chief Financial Officer

Statoil ASA

Forusbeen 50, N-4035

Stavanger, Norway

Telephone No.: 011-47-5199-0000

Fax No.: 011-47-5199-0050

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 9 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, November 22, 2011, November 23, 2011, and November 30, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.

Items 5(a), 6(c)(4), and 11(a).

The third paragraph in the section of the Offer to Purchase entitled “The Merger Agreement; Other Agreements —Terms and Conditions of Continued Employment for A. Lance Langford and Jeffery E. Larson” is hereby amended and restated in its entirety to read as follows:

“The Executives will each be eligible to receive certain cash retention bonus payments (each, a “Retention Payment”) as described below. Mr. Langford will be eligible to receive the following Retention Payments: (1) $433,333 within 30 days of the Effective Time, (2) $400,000 on March 1 following the calendar year in which the Effective Time occurs, (3) $833,333 within 30 days of the first anniversary of the Effective Time and (4) $833,334 within 30 days of the second anniversary of the Effective Time, for a total retention bonus of $2,500,000. Mr. Larson will be eligible to receive the following Retention Payments: (1) $533,333 within 30 days of the Effective Time, (2) $300,000 on March 1 following the calendar year in which the Effective Time occurs, (3) $833,333 within 30 days of the first anniversary of the Effective Time and (4) $833,334 within 30 days of the second anniversary of the Effective Time, for a total retention bonus of $2,500,000. However, except as described below, the Retention Payments payable to each Executive on March 1 following the calendar year in which the Effective Time occurs and the Retention Payments payable within 30 days of the first and second anniversaries of the Effective Time will be paid only if the Executive remains continuously employed by SGS through the applicable payment date. Each Executive will also receive a “welcome grant” of Statoil restricted stock units (“RSUs”) awarded under the Statoil Restricted Stock Unit Plan (the “RSU Plan”), with a fair market value on the date of grant equal to $1,000,000. Each Executive’s RSUs will vest in full on the third anniversary of the date of grant, provided that, except as described below, the Executive is still employed by SGS on such vesting date. To the extent vested, the RSUs will be settled in cash based on the value of Statoil’s American Depositary Shares (at the time of vesting) and the terms and conditions of the RSU Plan and the applicable award agreements.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(d)(10)	First Amendment, dated November 30, 2011, to Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and Jeffery E. Larson

(d)(11)	First Amendment, dated November 30, 2011, to Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and A. Lance Langford

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	President

Statoil ASA

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	Attorney-in-Fact

Dated: November 30, 2011

EXHIBIT INDEX

Exhibit No.	Description

(d)(10)	First Amendment, dated November 30, 2011, to Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and Jeffery E. Larson

(d)(11)	First Amendment, dated November 30, 2011, to Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and A. Lance Langford